Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

SHARE PURCHASE AGREEMENTS

SHARE PURCHASE AGREEMENTS

The Board announces that, on 29 September 2023, each of the Sellers, the Purchaser and Dogotix entered into the Share Purchase Agreements, pursuant to which, the Sellers agreed to sell and the Purchaser agreed to purchase the Sale Shares, representing approximately 74.82% of the total issued shares of Dogotix as at the date of this announcement, for a total consideration of approximately USD98.96 million.

LISTING RULES IMPLICATIONS

As at the date of this announcement, (i) Mr. Xiaopeng He, the controlling shareholder of the Company, holds 100% equity interests in XProbot Holdings Limited, which holds 56.83% of the total issued shares in Dogotix and is one of the Sellers; and (ii) the Company holds 100% equity interests in the Purchaser, which holds 25.18% of the total issued shares in Dogotix. Therefore, XProbot Holdings Limited and Dogotix constitute associates of Mr. Xiaopeng He and connected persons of the Company under Rule 14A.07 of the Listing Rules. Pursuant to Rule 14A.28 of the Listing Rules, the acquisition of an interest in Dogotix by the Purchaser from each of Other Minority Selling Shareholders constitutes a connected transaction of the Company. Accordingly, the Transaction constitutes a connected transaction of the Company.

As the highest applicable percentage ratio (as defined under Rule 14A.06 of the Listing Rules) in respect of the Transaction is above 0.1% but less than 5%, the Transaction is subject to reporting and announcement requirements but is exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

SHARE PURCHASE AGREEMENTS

The Board announces that, on 29 September 2023, each of the Sellers, the Purchaser and Dogotix entered into the Share Purchase Agreements, pursuant to which, the Sellers agreed to sell and the Purchaser agreed to purchase the Sale Shares, representing approximately 74.82% of the total issued shares of Dogotix as at the date of this announcement, for a total consideration of approximately USD98.96 million.

The principal terms of the Share Purchase Agreements are summarized below:

Date	29 September 2023

Parties	(1) Sellers: XProbot Holdings Limited and Other Minority Selling Shareholders; (2) Purchaser: XPeng Dogotix; (3) Target company: Dogotix.

Subject Matter	Sale Shares, being approximately 74.82% of the total issued shares of Dogotix as at the date of this announcement.

Consideration	The total consideration of the Sale Shares is approximately USD98.96 million, which is payable by the Purchaser to the Sellers in cash upon the Closing, and was determined by arm’s length negotiations between the Purchaser and the Sellers with reference to, among other things, the timing of the Sellers’ initial investment, the investment costs and returns and the business prospect of Dogotix.

Closing	Closing shall take place on 9 October 2023 (or such other date as the parties may agree).

LISTING RULES IMPLICATIONS

As at the date of this announcement, (i) Mr. Xiaopeng He, the controlling shareholder of the Company, holds 100% equity interests in XProbot Holdings Limited, which holds 56.83% of the total issued shares in Dogotix and is one of the Sellers; and (ii) the Company holds 100% equity interests in the Purchaser, which holds 25.18% of the total issued shares in Dogotix. Therefore, XProbot Holdings Limited and Dogotix constitute associates of Mr. Xiaopeng He and connected persons of the Company under Rule 14A.07 of the Listing Rules. Pursuant to Rule 14A.28 of the Listing Rules, the acquisition of an interest in Dogotix by the Purchaser from each of Other Minority Selling Shareholders constitutes a connected transaction of the Company. Accordingly, the Transaction constitutes a connected transaction of the Company.

As the highest applicable percentage ratio (as defined under Rule 14A.06 of the Listing Rules) in respect of the Transaction is above 0.1% but less than 5%, the Transaction is subject to reporting and announcement requirements but is exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

REASONS FOR AND BENEFITS OF THE TRANSACTION

XPENG’s mission is to drive smart electric vehicle (EV) transformation with technology, shaping the mobility experience of the future. We have foreseen that with the advent of autonomous driving and machine intelligence, the current four-wheeled transportation will be gradually transformed. We expect that a substantial part of XPENG’s research and development of smart EV will be related to intelligent robotics. To achieve this, it is essential for XPENG to have long-term and consistent planning and investment in product research and development.

Dogotix has been dedicated to research and development of robots with human-robot interaction functions since its incorporation. With a remarkable focus on cutting-edge technology, Dogotix aims to revolutionize the way humans and robots interact and collaborate. As of the date of the Share Purchase Agreements, Dogotix has built up a strong team of engineers and researchers and accumulated 246 intellectual properties, covering motion control, robotic arm control, robot autonomous navigation, motor and transmission design, robot integrated hardware design, human-robot interaction and voice control. Upon completion of the Transaction, XPENG will have full ownership and control over Dogotix, which will enable XPENG to dedicate to the research and development of general-purpose humanoid intelligent robots.

The Directors (including independent non-executive Directors) are of the view that the terms of the Transaction contemplated under the Share Purchase Agreements are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

As Mr. Xiaopeng He holds equity interests in Dogotix and Mr. Fei Yang served as a partner of IDG Capital, both Mr. Xiaopeng He and Mr. Fei Yang have abstained from voting on the Board resolution in respect of the Share Purchase Agreements and the Transaction. Save for the above, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, no other Director had a material interest in or shall abstain from voting on Board resolution in respect of the Share Purchase Agreements and the Transaction.

FINANCIAL IMPACT OF THE TRANSACTION

Set out below is the shareholding structure of Dogotix (i) as at the date of this announcement; and (ii) immediately following completion of the Transaction:

	As at the date of this announcement		Immediately following completion of the Transaction
Shareholders of Dogotix	Number of shares	Percentage	Number of shares	Percentage
XProbot Holdings Limited	70,100,000	56.83%	—	—
XPeng Dogotix	31,052,512	25.18%	123,344,000	100.00%
IDG Breyer Capital Fund L.P.	11,448,000	9.28%	—	—
PX (BVI) Investment I Limited Partnership	6,762,368	5.48%	—	—
Quack Holding Limited	1,740,960	1.41%	—	—
XPD Holdings Limited	1,000,000	0.81%	—	—
Hong Kong King Taian Molding Technology Co., Limited	950,000	0.77%	—	—
Like Minded Enterprise Limited	290,160	0.24%	—	—

Total	123,344,000	100.00%	123,344,000	100.00%

Note: Excluding 22,500,000 shares of Dogotix reserved for future issuance (but currently not issued) of shares to the employees upon vesting of awards under the relevant share incentive plans.

Accordingly, upon the completion of Transaction, Dogotix will become a subsidiary of the Company and its financial results will be consolidated into the Group’s financial statements.

GENERAL INFORMATION

The Company

The Company is a leading Chinese smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology savvy middle-class consumers. The class A ordinary shares and the ADSs of the Company are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively.

Parties to the Share Purchase Agreements

Dogotix

Dogotix is a company incorporated in the Cayman Islands with limited liability and is mainly engaged in research and development of robots with human-robot interaction functions.

According to the consolidated financial statements of Dogotix, the net profit before and after tax of Dogotix for the two financial years ended 31 December 2021 and 31 December 2022 are as follows:

	For the financial year ended
	31 December 2021 (audited) (RMB)	31 December 2022 (audited) (RMB)
Net profit/(loss) before tax	(103,447,012)	(281,830,051)
Net profit/(loss) after tax	(103,447,012)	(281,830,051)

According to the consolidated financial statements of Dogotix, the net assets of Dogotix as of 31 December 2022 was approximately RMB353,230,190. The total paid-in capital of Dogotix was approximately RMB737,877,147.

The Purchaser

XPeng Dogotix is a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company. It is mainly engaged in investment holdings.

The Sellers

(i) XProbot Holdings Limited

XProbot Holdings Limited is a company incorporated in the British Virgin Islands with limited liability and is wholly-owned by Mr. Xiaopeng He. It is mainly engaged in investment holdings.

(ii) PX (BVI) Investment I Limited Partnership

PX (BVI) Investment I Limited Partnership is a limited partnership incorporated in the British Virgin Islands, and its general partner is PX Investment Holding Limited. PX Investment Holding Limited is wholly-owned by Mr. Hongdi Brian Gu, who has no economic interest in PX (BVI) Investment I Limited Partnership. PX (BVI) Investment I Limited Partnership is mainly engaged in investment holdings.

(iii) Quack Holding Limited

Quack Holding Limited is a company incorporated in the British Virgin Islands with limited liability and is wholly-owned by Mr. Hongdi Brian Gu. Quack Holding Limited is mainly engaged in investment holdings.

(iv) Like Minded Enterprise Limited

Like Minded Enterprise Limited is a company incorporated in the British Virgin Islands with limited liability, and its ultimate beneficial owner is Bin Xiao. To the best of the directors’ knowledge, information and belief having made all reasonable enquiries, Like Minded Enterprise Limited and its ultimate beneficial owner are independent third parties of the Company. Like Minded Enterprise Limited is mainly engaged in investment holdings.

(v) IDG Breyer Capital Fund L.P.

IDG Breyer Capital Fund L.P. is an exempted limited partnership incorporated in the Cayman Islands, and its general partners are IDG Breyer Capital Fund GP Associates L.P. and IDG Breyer Capital Fund GP Associates Ltd.. To the best of the directors’ knowledge, information and belief having made all reasonable enquiries, IDG Breyer Capital Fund L.P. and its general partners are independent third parties of the Company. IDG Breyer Capital Fund L.P. is mainly engaged in investment holdings.

(vi) Hong Kong King Taian Molding Technology Co., Limited

Hong Kong King Taian Molding Technology Co., Limited is a private company incorporated in Hong Kong with limited liability, and its ultimate beneficial owner is Chi Zhang. To the best of the directors’ knowledge, information and belief having made all reasonable enquiries, Hong Kong King Taian Molding Technology Co., Limited and its ultimate beneficial owner are independent third parties of the Company. Hong Kong King Taian Molding Technology Co., Limited is mainly engaged in investment holdings.

(vii) XPD Holdings Limited

XPD Holdings Limited is a company incorporated in the British Virgin Islands with limited liability, and its ultimate beneficial owner is Keying Dai. To the best of the directors’ knowledge, information and belief having made all reasonable enquiries, XPD Holdings Limited and its ultimate beneficial owner are independent third parties of the Company. XPD Holdings Limited is mainly engaged in investment holdings.

DEFINITIONS

Unless the context otherwise requires, the following expressions in this announcement shall have the following meanings:

“associate(s)”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of directors of the Company

“Closing”	the closing of the Transaction

“Company” or “XPENG”	XPeng Inc., a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, the Class A ordinary shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the ADSs of which are listed on New York Stock Exchange

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed thereto under the Listing Rules

“Director(s)”	the director(s) of the Company

“Dogotix”	Dogotix Inc., a company incorporated in the Cayman Islands with limited liability

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Other Minority Selling Shareholders”	PX (BVI) Investment I Limited Partnership, Quack Holding Limited, Like Minded Enterprise Limited, IDG Breyer Capital Fund L.P., Hong Kong King Taian Molding Technology Co., Limited and XPD Holdings Limited

“PRC” or “China”	the People’s Republic of China, but for the purpose of this announcement only, excluding Hong Kong, Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Share Purchase Agreements”	the share purchase agreements dated 29 September 2023 entered into between each of the Sellers, the Purchaser and Dogotix

“Shareholder(s)”	holder(s) of the share(s) of the Company

“Sellers”	XProbot Holdings Limited and Other Minority Selling Shareholders

“Sale Shares”	92,291,488 shares of Dogotix to be sold to the Purchaser pursuant to the Share Purchase Agreements

“Transaction”	the purchase of the Sale Shares by the Purchaser from each of the Sellers pursuant to the Share Purchase Agreements

“USD”	United States dollars, legal currency of the United States

“XPeng Dogotix” or “Purchaser”	XPeng Dogotix Holdings Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned subsidiary of the Company

“%”	per cent

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, 29 September 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Yingjie Chen, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only